FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

06 May 2009

File no. 0-17630

Interim Management Statement

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:  Interim Management Statement

CRH plc
6 May 2009

INTERIM MANAGEMENT STATEMENT

Overview

CRH plc, the international building materials group, is issuing this Interim Management Statement, which is in accordance with the reporting requirements of the EU Transparency Directive, in advance of its Annual General Meeting which is being held today at 11.00 am in Dublin.

Trading in the first four months of 2009 has proved extremely challenging compared with the equivalent period in 2008 which benefited from generally positive trading in Europe and a relatively mild winter. Demand patterns across most markets have been impacted by weakening economic activity; this has been exacerbated by the most severe winter for many years in both Europe and North America, and by continuing inclement weather through March and April in a number of our regions. As a result the normal seasonal second quarter demand pick-up has to-date not been as strong as expected and the profit outcome for the first half of this year will show a sharper decline than that previously anticipated.

However, the continuation of a more stable backdrop for energy and other input costs together with benefits from the infrastructure stimulus package in the United States should encourage activity as the year progresses and the underperformance anticipated in the first half is expected to moderate in the seasonally more profitable second half of the year.

Despite the very challenging trading backdrop, CRH's operating cash flow (see note 1 below)  to-date is in line with 2008 reflecting tight working capital control and ongoing capital expenditure restraint. We continue to advance actively the various commercial and cost initiatives already underway across our operations, and to identify new measures, to ensure that the Group is positioned to deal with whatever trading circumstances may evolve over the coming months.

The recent Rights Issue which raised euro 1.24 billion, net of expenses, combined with the Group's pre-existing financing capacity, leaves CRH well placed to take advantage of appropriate development opportunities in our traditional rigorous and disciplined fashion.

Europe

Europe Materials operations in Poland and Finland were most impacted by the harsh winter with year-to-date cement volumes down by over one-third in both markets; however, recent weeks have seen improved trading conditions in Poland as major infrastructure projects get underway. While weather also had an impact in Ireland and the Ukraine, economic contraction has been the main contributor to a fall of approximately 50% in cement volumes in both countries. In Portugal, domestic cement sales are down 25% compared with the very strong start in 2008. In Switzerland, year-to-date cement volumes are well ahead of last year reflecting strong volumes to major tunnel projects which were unaffected by weather conditions. Cement pricing trends to date across all our major markets are positive relative to the same period in 2008.

Europe Products experienced underlying sales declines of approximately 25% through January and February from the very strong trading levels in early 2008. Sales in March and April, which included the Easter period in both years, have continued to lag 2008 although to a much lesser extent than in earlier months and cumulative sales to end April, on a like for like basis, are approximately 20% behind 2008. While all operations have been impacted, the Building Products businesses have proved more resilient helped by ongoing activity in non-residential segments.

To date sales in CRH's Europe Distribution businesses have proved more robust than in our Products operations due to higher repair, maintenance and improvement (RMI) exposure and good trading in the Benelux DIY activities over Easter. As a result, the like-for-like percentage sales decline to end-April is approximately half that experienced in our Products activities.

Overall, for our European operations the trading environment is, as anticipated, proving much more demanding than in 2008 which, following a strong start, witnessed declining economic activity from about mid-year. Against this backdrop, and with significant benefits from ongoing restructuring, we expect that the pace of year-on-year declines will ease in the months ahead.

Americas

In Americas Materials, poor weather and lower private sector demand resulted in like-for-like volumes in aggregates and asphalt down roughly 30% for the first four months. However, pricing has continued to be strong and operational best practice efforts focussed on optimising payroll and maintenance costs through the winter months have yielded significant benefits. Early indications, as the main highway construction season gets underway across our markets, suggest that the pace of infrastructure project approvals under the American Recovery and Reinvestment Act (economic stimulus bill) is accelerating and that these are likely to more than offset reductions in spending for the year as a whole on public projects financed from state and local budgets.

Americas Products has seen continuing declines in US residential construction through the first four months of the year while the slow-down in our non-residential markets which began to emerge in the latter half of 2008 has become more evident. As a result like-for-like sales in US$ across our Products activities for the first four months are down approximately 20% on the equivalent period in 2008.

Roofing/Siding volumes in Americas Distribution have been impacted by poor weather conditions and weaker consumer confidence across the country, except for the mid-West region where storm activity has boosted re-roofing demand. Interior products volumes have also suffered as a result of weakness in the non-residential segment. These factors, together with intense price competition, have resulted in a high-teen percentage decline in underlying US$ sales.

Overall while we expect continuing challenging trading conditions in residential and non-residential markets in the US our cost reduction programmes in these segments are delivering strongly. We anticipate a good pick up in infrastructure activity in the coming months as spending under the stimulus package gains momentum and, with the continuation of a more stable backdrop for energy and other input costs, we look to a strong performance from our Materials operations in the more important second half trading period.

Development & Capital Expenditure

A total of approximately euro 0.3 billion has been invested to date in acquisitions and investments. This primarily reflects the acquisition of a 26% stake in Yatai Cement, the leading cement manufacturer in north-eastern China. As previously outlined, in the current economic climate development activity is very much focussed on acquisition opportunities that offer compelling value and exceptional strategic fit. We expect, however, that as the year progresses we will begin to see an increased flow of potential acquisitions, driven by financing pressures and portfolio rationalisation across the sector. The recent Rights Issue which raised euro 1.24 billion, net of expenses, combined with the Group's pre-existing financing capacity, leaves CRH very well positioned to take advantage of appropriate opportunities in our traditional rigorous and disciplined fashion.

CRH will issue a trading statement for the six months ending 30 June 2009 on Tuesday 7 July 2009.

____

Note 1

Operating cash flow represents cash flow before acquisitions, disposals, share issues/purchases and translation.

This interim management statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this management statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Myles Lee, Chief Executive
Glenn Culpepper, Finance Director
Éimear O'Flynn, Head of Investor Relations
Maeve Carton, Head of Group Finance

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland
 TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 06 May 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director